10026563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, Seventh Floor
(No. and Street)

Columbus (City) Ohio (State) 43287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul C. Balster (614) 480-4563
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

155 East Broad Street (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul C. Balster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan M. Davala
Notary Public, State of Ohio
My Commission Expires 04-15-2012

NOTARIAL SEAL STATE OF OHIO

Notary Public

Signature

Assistant Vice President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
The Huntington Investment Company
Columbus, Ohio

We have audited the accompanying statement of financial condition of The Huntington Investment Company (the "Company"), a wholly owned subsidiary of Huntington Bancshares Incorporated, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Huntington Investment Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 26, 2010

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 2,323,556
Cash segregated for regulatory purposes	68,151
Securities owned — at fair value	65,484,031
Deposit with clearing broker-dealer	50,000
Receivables from brokers, dealers, and others	3,304,441
Other assets	2,226,692
TOTAL	$ 73,456,871

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliate	$ 8,490,588
Payable to brokers or dealers	10,138,180
Accrued expenses and other liabilities	4,416,475
Total liabilities	23,045,243
STOCKHOLDER'S EQUITY:	
Common stock without par value — 750 shares authorized; 625 shares issued and outstanding	14,284,784
Retained earnings	36,126,844
Total stockholder's equity	50,411,628
TOTAL	$ 73,456,871

See Notes to Statement of Financial Condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — The Huntington Investment Company (HIC or the "Company") is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the U.S. Securities and Exchange Commission (SEC) as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the National Association of Securities Dealers and is a member of the Securities Investor Protection Corporation. HIC is also an SEC-registered investment adviser. Other services offered by HIC include institutional sales and trading of securities, public finance, and investment banking.

HIC does not hold customer funds or securities. National Financial Services LLC (NFS) clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

Basis of Presentation — The accompanying statement of financial condition includes the accounts of HIC and have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and the accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions and Revenue Recognition — HIC's security transactions and related commission revenue and clearing expenses are recorded on a trade-date basis.

Revenues received for promoting and distributing mutual funds are generally based on average daily net asset balances.

HIC guarantees the collection of all margin account balances held by NFS for the benefit of its customers. HIC is responsible for payment to NFS for any loss, liability, damage, cost, or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by NFS as of December 31, 2009, was $392,942. In the event of any customer default, HIC has rights to the underlying collateral provided. Considering the existence of sufficient underlying collateral and the negligible credit losses, HIC has no material exposure under the margin account guarantees and, therefore, has no recorded loss reserve.

Fair Value of Financial Instruments — HIC's financial instruments, such as securities owned, are carried at fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are classified within one of three levels in a valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

See Note 4 for more information regarding fair value measurements.

Share-Based Compensation — Certain employees of HIC participate in the HBI share-based compensation plans. On January 1, 2006, HIC adopted the fair value recognition provisions of Accounting Standards Codification (ASC or the "Codification") 718, *Compensation — Stock Compensation*, for awards to HIC employees in the HBI share-based compensation plans. Prior to January 1, 2006, HIC had accounted for share-based compensation plans under the intrinsic value method. Compensation expense for employee stock options was generally not recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

HIC adopted the fair value recognition provisions using the modified prospective application method, whereby compensation expense is recognized during the year ended December 31, 2009, for all unvested stock options based on the estimated grant date fair value and for all share-based payments granted after January 1, 2006, based on the estimated grant date fair value.

Recently Issued Accounting Pronouncements

ASC Topic 105 — *Generally Accepted Accounting Principles* — This accounting guidance was originally issued in June 2009. The guidance identifies the Financial Accounting Standards Board (FASB) Codification as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification reorganizes all previous GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure. All existing standards that were used to create the Codification have been superseded, replacing the previous references to specific Statements of Financial Accounting Standards with numbers used in the Codification's structural organization. The guidance is effective for interim and annual periods ending after September 15, 2009. The adoption of the Codification does not have a material impact on HIC's financial statements.

ASC Topic 855 — *Subsequent Events* — This accounting guidance was originally issued in May 2009. The guidance establishes general standards of accounting for and disclosure of subsequent events. Subsequent events are events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance is effective for interim or annual periods ending after June 15, 2009. Subsequent events have been evaluated through February 26, 2010. No items have been identified that would require adjustment to or disclosure in these financial statements.

ASC Topic 820 — *Fair Value Measurements and Disclosures* — This accounting guidance was originally issued in April 2009 and is now included in ASC 820. The guidance reaffirms the exit price fair value measurement concept and also provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. The guidance was effective for interim reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on HIC's financial statements.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and deposits with The Huntington National Bank (HNB), which can be liquidated without prior notice or penalty. Cash in the amount of $2,323,556 was held in HNB deposit accounts at December 31, 2009.

3. CASH SEGREGATED FOR REGULATORY PURPOSES

Cash of $68,151 has been segregated in reserve bank accounts for the exclusive benefit of customers required by Rule 15c3-3 under the Securities Exchange Act of 1934.

4. SECURITIES OWNED

A summary of HIC's securities owned, measured at fair value on a recurring basis, as of December 31, 2009, is as follows:

	Fair Value Measurements at Reporting Date Using:			
Security	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total December 31, 2009**
Money market mutual funds	$55,910,840	$ -	$ -	$55,910,840
State and municipal government		5,233,782		5,233,782
U.S. and government agency		75,010		75,010
Corporate		4,264,399		4,264,399
Total	$55,910,840	$9,573,191	$ -	$65,484,031

HIC follows the fair value accounting guidance under ASC 820.

The valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is as follows:

Securities — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include money market mutual funds, which consist of investments in Huntington money market mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include U.S. government and municipal securities, as well as corporate securities. At December 31, 2009, HIC did not have any securities classified as Level 3.

5. INCOME TAXES

HIC is included in the consolidated federal income tax return of HBI. HBI's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. Under its tax-sharing agreement with HBI, HIC provides and remits income taxes to or receives an income tax benefit from HBI.

The significant components of deferred tax assets and liabilities at December 31, 2009 are as follows:

Deferred tax assets:	
Pension and other employee benefits	$2,398,827
Other	67,153
Total deferred tax assets	2,465,980
Deferred tax liabilities:	
Premises and equipment	421,634
State income taxes	85,796
Accrued expenses	203,504
Total deferred tax liabilities	710,934
Net deferred tax assets	$1,755,046

As of December 31, 2009, there were no unrecognized tax benefits. HIC does not anticipate the total amount of the unrecognized tax benefits to significantly change within the next 12 months.

The Company recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes. There were no amounts recognized for interest and penalties for the year ended December 31, 2009, and no amounts accrued at December 31, 2009.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal

guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

HIC is also engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HIC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HIC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

7. RELATED-PARTY TRANSACTIONS

HBI and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HIC. Eligible employees of HIC participate in the employee benefit programs of HBI. In addition, officers and other key employees of HIC are covered under HBI's share-based compensation plan. At December 31, 2009, approximately $1.1 million was included in other liabilities related to the amount by which HIC's allocated pension expense exceeded its portion of funding contributions.

Payable to affiliate of $8.5 million as of December 31, 2009, consists of allocated taxes as well as for billings for payroll, operational, and administrative support.

8. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HIC is required to maintain minimum net capital, as defined under such rule. At December 31, 2009, HIC had regulatory net capital of $40,794,872 or an excess of $39,258,522 over required net capital of $1,536,350 (the greater of $250,000 or 6.667% of aggregate indebtedness). In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1,500%, of net capital. At December 31, 2009, the ratio of aggregate indebtedness to net capital was 56%.

* * * * * *

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

February 26, 2010

To the Board of Directors and Stockholder of
The Huntington Investment Company
Columbus, Ohio

In planning and performing our audit of the statement of financial condition of The Huntington Investment Company (the "Company"), a wholly owned subsidiary of Huntington Bancshares Incorporated, as of December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on that statement of financial condition), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

The Huntington Investment Company

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

Statement of Financial Condition as of December 31, 2009, Supplemental Report on Internal Control, and Independent Auditors' Report

File Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** DOCUMENT SEC File Number 8-34867

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE — December 31, 2009

The Huntington Investment Company
(Name of Respondent)

41 S. High Street, Columbus, Ohio 43287
(Address of principal executive office)

Raymond T. Klosz
The Huntington Investment Company
41 S. High Street
Columbus, Ohio 43287
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)